October 5, 2018

Charles P. Holden
Cheif Financial Officer
AGILITI, INC. \DE
100 Federal Street, 35th Floor
Boston, MA 02110

       Re: AGILITI, INC. \DE
           Amenddment No. 1 to Registration Statement on Form S-4
           filed September 26, 2018
           File No. 333-226975

Dear Mr. Holden:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Pre-effective Amendment 1 to Registration Statement on Form S-4 filed September 26, 2018

Exhibits

1. You indicate that your intent is to file by amendment some exhibits, including the legal and tax opinions. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.
       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff
Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly, Staff Attorney, at 202-551-3728 or
Amanda Ravitz, Assistant Director, at 202-551-3412 with any other questions.
 Charles P. Holden
AGILITI, INC. \DE
October 5, 2018
Page 2




                                      Sincerely,
FirstName LastNameCharles P. Holden
                                      Division of Corporation Finance
Comapany NameAGILITI, INC. \DE
                                      Office of Manufacturing and
October 5, 2018 Page 2                Construction
FirstName LastName